

October 22, 2014

Robert J. Conway
President
DSI Realty Income Fund VI, VII, VIII, IX, X, and XI
6700 E. Pacific Coast Hwy.
Long Beach, California 90803

> **Re:** **DSI Realty Income Fund VI, VII, VIII, IX, X, and XI**
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed September 23, 2014**
> **File Nos. 002-68926, 002-83291, 002-90168, 000-14186, 000-15346, and 000-18286**

Dear Mr. Conway:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	We note that several proposed changes are subsumed in your Proposals No. 1 through 3. For example only, in Proposal No. 2, we note that you propose a distribution premised on the sale of all properties in addition to the discharge of fees payable pursuant to certain provisions of the limited partnership agreement. Please revise, as appropriate, to separate the multiple items included in each Proposal. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

2.	We note from your disclosure that you retained Bancap Self Storage Group, Inc. as your advisor to assist "obtaining competitive offers from the marketplace."

Note that information about any reports, opinions or appraisals that are materially related to the proposed transaction and referred to in the proxy statement is required to be disclosed. See Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. As such, please revise your disclosure to provide a summary of reports received from such third party, if any, and file such report as an exhibit. Alternatively, tell us why you believe such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Greg Preston